                             FORM 11-K

                           UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
          For the fiscal year ended: December 31, 2000

OR

[]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.
          For the transition period from              to

Commission file number     1- 3208

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Selig Chemical Industries Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the Principal executive office:

           National Service Industries, Inc.
           1420 Peachtree Street, NE
           Atlanta,  Georgia  30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1. Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Auditors
Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999

Statement  of Changes in Net Assets  Available  for  Benefits for the Year Ended
December 31, 2000

Notes to Financial Statements

2. Exhibits

The following exhibits are filed with this report:

Consent of Arthur Andersen LLP
Consent of Ernst & Young LLP

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
trustees (or other persons who administer  the employee  benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

                                                     Selig Chemical Industries Retirement Plan

Date:    June 29, 2001                               By:      National Service Industries, Inc.
                                                              Plan Administrator

                                                     By:      /s/JAMES S. BALLOUN
                                                     Name:    James S. Balloun
                                                     Title:   Chairman and Chief Executive Officer

                              Audited Financial Statements

                               National Service Industries
                           Selected 401(k) and Retirement Plans

                             At December 31, 2000 and 1999 and
                           for the year ended December 31, 2000

                             National Service Industries

                         Selected 401(k) and Retirement Plans

                             Audited Financial Statements

          At December 31, 2000 and 1999 and for the year ended December 31, 2000

                                  Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

                           REPORT OF INDEPENDENT AUDITORS

To The Plan Administrator of
   National Service Industries Selected 401(k)
   and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of National  Service  Industries  Retirement  and 401(k)  Plan,  National  Linen
Service  Retirement  and 401(k) Plan for  Eligible  Associates,  National  Linen
Service  Retirement  and 401(k) Plan for Eligible  Management  Associates,  AECO
Employees' 401(k) Retirement and Savings Plan, Zep Manufacturing  Company Profit
Sharing/401(k)  Retirement Plan,  Enforcer Products 401(k) Plan, Selig Chemical
Industries Retirement Plan, Lithonia Lighting Profit Sharing and Retirement Plan
for Salaried  Employees,  and Lithonia Lighting 401(k) Plan for Hourly Employees
(collectively,  the "Plans") as of December 31, 2000 and the related  statements of changes in net assets  available for benefits for the year then ended.  These financial  statements  are the  responsibility  of the  Plans'  management.  Our responsibility  is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets  available  for benefits of the Plans at
December  31, 2000 and the changes in the net assets  available  for benefits of the Plans for the year  then  ended in  conformity  with  accounting  principles generally accepted in the United States.

                                                     /s/Ernst & Young LLP

June 25, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Selig Chemical Industries Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Selig Chemical  Industries  Retirement  Plan as of December 31, 1999 and 1998
and the related  statement of changes in net assets  available  for benefits for
the  year  ended  December  31,  1999.   These  financial   statements  are  the
responsibility of the Plan’s  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the net assets available for benefits of the Plan as of
December  31,  1999 and 1998 and the  changes  in its net assets  available  for benefits for the year ended  December  31, 1999 in  conformity  with  accounting principles generally accepted in the United States.

                                                     /s/Arthur Andersen LLP

Atlanta, Georgia
June 8, 2000

                                 National Service Industries Selected 401(k) and Retirement Plans
                                            Statements of Net Assets Available for Benefits
                                                           December 31, 2000

                                                                                                                       Plan Interest
                                                                                                                         Percentage
                                                      Employer      Participant   Plan Interest in      Net Assets        in NSI DC
 Plan                                              Contributions   Contributions   NSI DC Trust        Available for       Trust
  No.                 Plan Name                      Receivable      Receivable   (Notes 1,2 & 3)        Benefits    (Notes 1, 2 & 3)
-------- --------------------------------------   --------------   -------------- -----------------    -------------  --------------

   006   Selig Chemical Industries Retirement
         Plan                                        $   182,205     $       -       $ 13,315,039       $ 13,497,244         4.72%

   007   Zep Manufacturing Company Profit
            Sharing/401(k) Retirement Plan             2,233,732        69,816        142,289,301        144,592,849        50.46%

   033   Lithonia Lighting Profit Sharing
            and Retirement Plan for Salaried
            Employees                                      2,428         8,114         95,723,683         95,734,225        33.95%

   060   National Service Industries Retirement
            and 401(k) Plan                                    -             -          2,533,786          2,533,786         0.90%

   061   National Linen Service Retirement and
            401(k) Plan for Eligible
            Associates                                         -        19,857          4,309,690          4,329,547         1.53%

   062   National Linen Service Retirement and
            401(k) Plan for Eligible
            Management Associates                          9,460        47,727          7,678,242          7,735,429         2.72%

   064   AECO Employees' 401(k) Retirement and
            Savings Plan                                       -             -         12,060,746         12,060,746         4.28%

   067   Lithonia Lighting 401(k) Plan
            for Hourly Employees                               -             -            256,520            256,520         0.09%

   068   Enforcer Products 401(k) Plan                     1,036         6,031          3,804,322          3,811,389         1.35%

                                                  ---------------   ----------    ---------------    ---------------     ---------
         Total                                        $2,428,861      $151,545       $281,971,329       $284,551,735       100.00%
                                                  ===============   ==========    ===============    ===============     =========

See accompanying notes.                                                        2

                                   National Service Industries Selected 401(k) and Retirement Plans
                                            Statements of Net Assets Available for Benefits
                                                           December 31, 1999

                                                                                                                       Plan Interest
                                                                                                                         Percentage
                                                     Employer       Participant   Plan Interest in     Net Assets         in NSI DC
 Plan                                             Contributions    Contributions   NSI DC Trust       Available for        Trust
  No.                 Plan Name                     Receivable      Receivable   (Notes 1, 2 & 3)       Benefits     (Notes 1, 2 & 3)
-------- -------------------------------------    -------------    -------------- ----------------   ---------------  --------------
   006   Selig Chemical Industries Retirement
            Plan                                    $   181,433     $      -       $   14,751,974       $ 14,933,407           4.95%

   007   Zep Manufacturing Company Profit
            Sharing/401(k) Retirement Plan            2,326,528            -          153,316,275        155,642,803          51.40%

   033   Lithonia Lighting Profit Sharing
            and Retirement Plan for Salaried
            Employees                                    18,335       54,118          101,350,350        101,422,803          33.98%

   060   National Service Industries Retirement
            and 401(k) Plan                                   -            -            2,264,925          2,264,925           0.76%

   061   National Linen Service Retirement
            and 401(k) Plan for Eligible
            Associates                                        -       11,158            4,212,076          4,223,234           1.41%

   062   National Linen Service Retirement
            and 401(k) Plan for Eligible
            Management Associates                           184          131            7,259,014          7,259,329           2.43%

   064   AECO Employees' 401(k) Retirement
            and Savings Plan                                  -            -           11,230,480         11,230,480           3.76%

   067   Lithonia Lighting 401(k) Plan
            for Hourly Employees                              -        1,566               94,343             95,909           0.03%

   068   Enforcer Products 401(k) Plan                        -            -            3,813,784          3,813,784           1.28%

                                                  -------------    ---------      ---------------    ---------------  --------------
         Total                                       $2,526,480      $66,973         $298,293,221       $300,886,674         100.00%
                                                  =============    =========      ===============    ===============  ==============

See accompanying notes.                                                        3

                                   National Service Industries Selected 401(k) and Retirement Plans
                                      Statements of Changes in Net Assets Available for Benefits
                                                 For The Year Ended December 31, 2000

                                          Net Assets                                                          Net        Net Assets
                                         Available for                                                     Investment  Available for
                                          Benefits at                                           Plan     Loss from NSI   Benefits at
   Plan                                   December 31     Employer    Participant    Benefit  Transfers,    DC Trust    December 31,
    No.          Plan Name                    1999     Contributions  Contributions Payments    net     (Notes 1, 2 & 3)   2000
-------- ------------------------------- ------------- -------------- ------------- ---------- -------- --------------- ------------

   006  Selig Chemical Industries
           Retirement Plan                $ 14,933,407  $  182,205   $  566,841  ($ 1,559,940) $     -    ($  625,269)  $ 13,497,244

   007  Zep Manufacturing Company Profit
           Sharing/401(k) Retirement Plan  155,642,803   2,252,471    4,840,268   (12,278,763)       -     (5,863,930)   144,592,849

   033  Lithonia Lighting Profit Sharing
           and Retirement Plan for
           Salaried Employees              101,422,803   2,442,838    5,198,629    (9,299,725)    4,122    (4,034,442)    95,734,225

   060  National Service Industries
            Retirement and 401(k) Plan       2,264,925     150,715      406,711      (185,752)   (9,943)      (92,870)     2,533,786

   061  National Linen Service
           Retirement and 401(k)
           Plan for Eligible Associates      4,223,234          -       797,596      (399,181) (140,437)     (151,665)     4,329,547

   062  National Linen Service Retirement
           and 401(k)Plan for Eligible
           Management Associates             7,259,329     294,478    1,305,057      (935,232)  140,437      (328,640)     7,735,429

   064  AECO Employees' 401(k) Retirement
           and Savings Plan                 11,230,480     435,913    2,291,974    (1,528,696)    9,943      (378,868)    12,060,746

   067  Lithonia Lighting 401(k) Plan
           for Hourly Employees                 95,909           -      181,027        (9,583)        -       (10,833)       256,520

   068  Enforcer Products 401(k) Plan        3,813,784      79,522      484,326      (417,148)        -      (149,095)     3,811,389

                                         -------------  ----------  -----------  -------------  --------  ------------  ------------
                 Total                    $300,886,674  $5,838,142  $16,072,429  ($26,614,020)   $4,122  ($11,635,612)  $284,551,735
                                         =============  ==========  ===========  =============  ========  ============  ============

See accompanying notes

                                                                               4

    National Service Industries Selected 401(k) and Retirement Plans
                    Notes to Financial Statements
                          December 31, 2000

1.  Description of the Plans

General

The accompanying  financial statements of those National Service Industries (the
"Company"  or "NSI")  401(k) and  Retirement  Plans  listed in the  accompanying financial  statements  (the  "Plans") are  commingled  in the  National  Service
Industries,  Inc. Defined  Contribution Plans Master Trust (the "NSI DC Trust").
The Plans are  subject  to the  provisions  of the  Employee  Retirement  Income
Security Act of 1974, as amended (ERISA).

Refer  to  the  respective  summary  plan  description  or  plan  agreement  for additional  information  about the  Plans'  funding,  allocation,  vesting,  and benefit provisions.

Eligibility

Each of the Plans is a defined  contribution plan. The Plans cover substantially all salaried,  commissioned, union and nonunion hourly employees of the Company with at least  one year of  service,  as  defined,  and who  have  attained  the specified minimum age requirements.

Administration

The  responsibility  for  administration  of the  Plans  rests  with the  Plan's retirement  committee,  which is appointed by the board of directors of NSI. All administrative  expenses of the Plans were paid by the  Company  during the year ended December 31, 2000.

Plan Termination

Although the Company  intends for the Plans to be  permanent,  the Plans provide that the Company has the right to discontinue  contributions or to terminate the
Plans at any time. In the event of the plan termination,  each participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Investment in NSI Common Stock

As of December 31, 2000 and 1999, approximately 5.0% and 3.7%, respectively,  of the NSI DC Trust's net assets were  invested in the common stock of NSI, a party in interest to the Plans.

                                        5

1. Description of the Plans (continued)

Funding Policy

The basis for determining participant (pre-tax) and employer contributions is as follows:

                                          Participant
             Plan Name                   Contributions                  Employer Contributions
------------------------------------- --------------------- ------------------------------------------------

Selig Chemical Industries             2% to 15% of          5% of net profits allocated on up to $40,000
    Retirement Plan                   compensation          of compensation to participants making
                                                            elective deferrals

Zep Manufacturing Company Profit      1% to 15% of          5% of net profits plus an amount which
    Sharing/401(k) Retirement Plan    compensation          represents the same percentage of total annual
                                                            compensation of all hourly paid Plan
                                                            participants as the 5% of net profits bears to
                                                            total annual compensation of salaried and
                                                            commissioned Plan participants.  This amount
                                                            is multiplied by a fraction representing the
                                                            relationship between annual compensation of
                                                            all salaried, commissioned, and nonunion
                                                            hourly or union qualifying participants to the
                                                            annual compensation of all qualifying
                                                            participants.  Contribution applies to up to
                                                            $40,000 of qualifying participant
                                                            compensation.  Additional discretionary
                                                            contributions are permitted

Lithonia Lighting Profit Sharing      1% to 15% of          50% of participant contribution up to 6% of
    and Retirement Plan for           compensation          compensation; Profit sharing contribution of
    Salaried Employees                                      2% of net profits less the matching
                                                            contribution made if net profits exceed $6
                                                            million

National Service Industries           1% to 15% of          50% of participant contribution up to 6% of
   Retirement and 401(k) Plan         compensation          compensation; additional discretionary profit
                                                            sharing permitted

National Linen Service Retirement     1% to 15% of          Not applicable
    and 401(k) Plan for Eligible      compensation
    Associates

National Linen Service Retirement     1% to 15% of          50% of participant contribution up to 4% of
   and 401(k) Plan for Eligible       compensation          compensation; additional discretionary profit
   Management Associates                                    sharing contribution permitted

AECO Employees' 401(k) Retirement     1% to 15% of          50% of participant contribution up to 4% of
   and Savings Plan                   compensation          compensation

Lithonia Lighting 401(k) Plan for     1% to 15% of          Not applicable
   Hourly Employees                   compensation

Enforcer Products 401(k) Plan         1% to 15% of          Discretionary match and profit sharing
                                      compensation          contribution

2.  Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, AMVESCAP National Trust
Company, on the cash basis of accounting.  The accompanying financial statements have been prepared  using the accrual  method of accounting  by  application  of memorandum entries.

                                        6
Investments

The  investments  in the NSI DC Trust  are  subject  to  certain  administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent  investment managers to invest under  these  guidelines.  Investments  of the  NSI DC  Trust,  except  for  the
guaranteed  investment  contracts  ("GICs"),   are  stated  at  fair  value,  as
determined  by the trustee from quoted  market  prices.  Securities  traded on a national  exchange  are  valued  at the last  reported  sales  price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs are  subject  to credit  risk based on the  ability of the  issuers to meet interest or  principal  payments,  or both,  as they become  due.  Certain  GICs included  in the NSI DC Trust  are  synthetic;  that is,  the NSI DC Trust  owns certain fixed income  securities  and the contract  issuer  provides a "wrapper"
that guarantees a fixed rate of return and provides benefit  responsiveness.  At
December  31,  2000 and 1999,  the fair values of the  underlying  assets of the synthetic GICs (as determined  from quoted market prices) were  $36,352,000  and
$38,326,000  respectively,  and the values of the related wrapper contracts were
$(556,000) and $712,000.

GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract  value (cost plus  accrued  interest) by the NSI DC Trust in accordance with SOP 94-4,  "Reporting of Investment Contracts held by Health and
Welfare Benefit plans and  Defined-Contribution  Pension Plans." At December 31,
2000 and 1999,  contract value approximated fair value. At December 31, 2000 and
1999,  the  weighted  average   crediting   interest  rates,   which  are  reset
periodically during the year, were 6.25% and 6.18%, respectively.  For the years ended  December 31, 2000 and 1999, the annual yields on the GICs held by the NSI
DC Trust were 6.48% and 6.40%, respectively. For certain of the GICs held by the
NSI DC Trust,  crediting  interest rates may be changed if certain events occur, such as early  retirements and plant closings,  but in no case are adjusted to a rate less than 0%.

During June 1999,  the Financial  Accounting  Standards  Board ("FASB")  issued
Statement of Financial  Accounting  Standards ("SFAS") No. 137, "Accounting for
Derivative  Instruments and Hedging  Activities - Deferral of the Effective Date
of FASB  Statement No. 133".  SFAS 137 defers the effective date of SFAS 133 to years  beginning after  June  15,  2000.  SFAS 133 will  require  the  Plans to recognize all derivatives at fair value on the Statement of Net Assets Available for Benefits.  Management of the Plans is  evaluating  SFAS 133 and, due to the
Plans' minimal use of  derivatives,  does not believe that the adoption of SFAS
133 will have a material impact on the financial statements.

                                        7
Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.  There  was no impact  on the  Plans'  net  assets  available  for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States  requires  management to make estimates that affect the amounts  reported in the financial  statements and  accompanying notes. Actual results could differ from those estimates.

3.  NSI DC Trust

The NSI DC Trust is a  collective  investment  of the  assets  of  participating employee  benefit  plans  of  the  Company.  Fund  assets  are  allocated  among participating  plans by  assigning  to each plan those  transactions (primarily contributions  and benefit  payments) which can be  specifically  identified and allocating  among all  plans,  in  proportion  to the fair  value of the  assets assigned  to each  plan,  income  and  expenses  resulting  from the  collective investment of the assets of the Fund.

The following table presents the fair value of net assets of the NSI DC Trust:

                                                            December 31
                                          --------------------------------------------
                                                   2000                     1999
                                          --------------------     -------------------

Mutual Funds                                     $142,891,385             $150,101,844
Common/collective trusts                           50,678,595               61,734,231
Guaranteed investment contracts                    25,441,721               23,360,507
NSI common stock                                   14,092,908               11,026,746
Loans receivable from participants                  7,767,946                7,942,464
Cash equivalents                                    5,357,101                4,873,957
Accrued investment income                              21,854                   23,712
Adjustments for pending trades                        109,351                  219,969
Accrued expenses and other                            (26,727)                 (28,248)
Corporate debt instruments                          8,932,327                7,837,797
U.S. Government securities                          6,745,890                8,011,683
103-12 Investment entities                         20,515,124               19,132,772
Other                                                       -                3,343,500
Synthetic guaranteed investment contract
 wrappers                                            (556,146)                 712,287
                                          --------------------     -------------------
   Net Assets                                    $281,971,329             $298,293,221
                                          ====================     ===================

                                        8

3.  NSI DC Trust (continued)

Investment  results of the NSI DC Trust for the year ended December 31, 2000 are as follows:

Interest income                                                      $ 4,412,830
Dividends on NSI common stock                                            595,417
Net depreciation in fair value of NSI common stock                      (815,719)
Net loss from common/collective trusts                                (1,167,483)
Net loss from mutual funds                                           (14,660,657)
                                                             --------------------
   Investment results                                               ($11,635,612)
                                                            =====================

4.  Income Tax Status

All of the Plans, except for Plan Nos. 067 and 068 (see below), have individually received  determination  letters from the Internal  Revenue  Service (the "IRS")
stating  that the Plans  are  qualified  under  Section  401(a) of the  Internal
Revenue  Code (the  "Code")  and,  therefore,  the related  trust is exempt from taxation.  Once qualified,  the Plans are required to operate in conformity with the Code to maintain their qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plans' qualified status.

Plan Nos. 067 and 068,  Lithonia  Lighting 401(k) Plan for Hourly  Employees and
Enforcer Products 401(k) Plan,  respectively,  have not received a determination letter from the IRS stating that the Plans are qualified under Section 401(a) of the Code. The Plan Sponsor has indicated that it will take the necessary  steps, if any, to maintain the Plans' qualified status.

5.  Nonparticipant-Directed Fund Information

Certain  Plans in the NSI DC Trust  provide for  nonparticipant-directed  funds.
Such funds are invested in NSI common stock.  The following  represents  the net assets  available  for  benefits of the  nonparticipant-directed  portion of the
Plans as of December  31, 2000 and 1999 and the changes in net assets  available for benefits for the year ended December 31, 2000:

                                        9

5.  Nonparticipant-Directed Fund Information (continued)

                                                                       Plan No.
                                           ---------------------------------------------------------------
                                                   060             062              064               068
                                           ---------------     -----------     ------------     ----------
Net Assets, December 31, 1999                   $ 306,761       $ 688,573      $   886,704      $   5,431

Employer contributions, net
   of forfeitures                                 150,714         294,275          435,910         79,522
Net investment income                              12,848           6,459           21,994         17,766
Plan transfers                                        185          (5,440)          (3,104)             -
Benefits paid to participants                     (14,764)        (64,384)         (78,390)        (1,369)
                                           ---------------     -----------     ------------     ----------
Net increase                                      148,983         230,910          376,410         95,919
                                           ---------------     -----------     ------------     ----------
Net Assets, December 31, 2000                   $ 455,744       $ 919,483      $ 1,263,114      $ 101,350
                                           ===============     ===========     ============     ==========

6. Benefits Payable

The following plans had benefit payments that were approved for payment prior to
December 31, 2000, but were not paid until 2001:

                                                                                     Benefits Payable
    Plan No.                                  Plan Name
------------------ ---------------------------------------------------------------- --------------------

       006         Selig Chemical Industries Retirement Plan                                   $ 59,629
       007         Zep Manufacturing Company Profit Sharing/401(k) Retirement Plan                6,177
       033         Lithonia Lighting Profit Sharing and Retirement Plan for
                       Salaried Employees                                                       342,600
       061         National Linen Service Retirement and 401(k) Plan for Eligible
                       Associates                                                                 3,161
       062         National Linen Service Retirement and 401(k) Plan for Eligible
                       Management Associates                                                     32,503
       064         AECO Employees' 401(k) Retirement and Savings Plan                            16,633

                                                                              10

7.  Subsequent Events

Effective March 19, 2001, two additional defined contribution plans sponsored by the Company began participating in the NSI DC Trust.

Plan amendments effective in Plan year 2001 are as follows:

Plan                                           Effective
  No.           Plan Name                         Date                              Description of Amendment
----- ------------------------------------   -------------    ----------------------------------------------------------------------
006   Selig Chemical Industries Retirement        1/1/2001     -  Ceases profit sharing contributions.
       Plan                                                    -  Changes  matching  contribution to 50% of  participant's  elective deferrals up to 6% of participant's annual compensation.
                                                               -  Changes matching  contribution from participant  directed to
                                                                  non-participant  directed (invested in the   NSI Stock  Fund).
                                                                  Upon  attaining  the age of 55,  participant  may  direct  all or a portion of the matching contribution account.

007   Zep Manufacturing Company Profit            1/1/2001     -  Ceases profit sharing contributions for non-union employees.
       Sharing/401(k) Retirement Plan                          -  Changes  matching  contribution to 50% of  participant's elective deferrals up to 6% of participant's annual compensation.
                                                               -  Changes matching  contribution from participant  directed to non-participant  directed (invested in the NSI Stock  Fund). Upon attaining  the age of 55,  participant  may  direct  all or a portion of the matching contribution account.

033   Lithonia Lighting Profit Sharing and        1/1/2001     -  Amends employee eligibility requirements from six months of
       Retirement Plan for Salaried                               service to an hour of service.
       Employees                                               -  Provides that inactive participant account balances less than
                                                                  $5,000 automatically be distributed.
                                                  3/1/2001     -  Merges and transfers the assets and  liabilities of Salaried
                                                                  Portion of Metal Optics  Division  401(k)Profit Sharing Plan and
                                                                  Salaried Portion of Holophane Division Thrift and Retirement Plan.

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7.  Subsequent Events (continued)

Plan                                             Effective
  No.            Plan Name                         Date                                 Description of Amendment
-----  -------------------------------------    -------------    -------------------------------------------------------------------
060   National Service Industries Retirement      1/1/2001       -  Amends employee eligibility requirements from six months of
       and 401(k) Plan                                              service to an hour of service.
                                                                 -  Modifies  matching  contribution to allow participant to direct  all or a portion  of the  matching contribution account
                                                                    (currently invested in the NSI Stock Fund) upon attaining the age of 55.

                                                  2/1/2001       -  Provides  for  automatic  enrollment  of any  employee  hired on or after  January  1, 2001  (unless an election to defer is filed by the employee) at a deferral rate equal to 3% of the employee's annual compensation.

062   National Linen Service Retirement and       1/1/2001       -  Modifies matching contribution to allow participant to
        401(k) Plan for Eligible                                    direct all or a portion of the matching contribution account
        Management Associates                                       (currently invested in the NSI Stock Fund)upon attaining the age of 55.

064   AECO Employees' 401(k) Retirement and       1/1/2001       -  Amends employee eligibility  requirements from one year of
       Savings Plan                                                 service and attaining the age of 21 to three  months of service and attaining the age of 18.
                                                                 -  Modifies  matching  contribution to allow participant to direct  all or a portion  of the  matching contribution account
                                                                    (currently invested in the NSI Stock Fund) upon attaining the age of 55.

067   Lithonia Lighting 401(k) Plan for           1/1/2001       -  Amends employee eligibility requirements from six months of
       Hourly Employees                                             service to an hour of service.

068   Enforcer Products 401(k) Plan               1/1/2001       -  Amends employee eligibility requirements from one year of service to an hour of service.
                                                                 -  Modifies  matching  contribution to allow participant to direct  all or a portion  of the  matching contribution account
                                                                    (currently invested in the NSI Stock Fund) upon attaining the age of 55.

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